UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TEMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-33439
Canada Jetlines Ltd.
(Exact name of registrant as specified in its charter)
1240 – 1140 West Pender St., Vancouver, British Columbia, Canada V6E 4G1  Telephone: 604-681-8030
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common and Variable Voting Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
A.   Canada Jetlines Ltd. (formerly Jet Metal Corp.) (the "Registrant") first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") on or about December 23, 2005, the date that its registration statement on Form 20-F (No. 001-33439) was declared effective by the Securities and Exchange Commission (the "Commission").
B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report on Form 20-F under Section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
The Registrant's securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.
Item 3. Foreign Listing and Primary Trading Market
A. The Registrant has maintained a listing of its common stock on the TSX Venture Exchange in Toronto, Ontario, Canada ("TSX-V"). The TSX-V constitutes the primary trading market for the Registrant's common stock.
B. The Registrant's common stock was initially listed on the TSX-V in January 20, 2014 and prior to that traded on the Toronto Stock Exchange from May 12, 2008 until January 17, 2014, and prior to that traded on the TSX Venture Exchange and its predecessors from March 14, 1969. The Registrant has maintained the listing of its common stock on the TSX-V since January 20, 2014, including during the 12-month period started on May 1, 2016 and ended on April 30, 2017 (both dates inclusive).
C. During the 12-month period started on May 1, 2016 and ended on April 30, 2017 (both dates inclusive), 100% of trading in the Registrant's shares of common stock occurred in Canada.
Item 4. Comparative Trading Volume Data
For the 12-month period started on May 1, 2016 and ended on April 30, 2017 (both dates inclusive), 100% of the average daily trading volume occurred in Canada.  The source of the trading volume in Canada is TSX InfoSuite.

Item 5. Alternative Record Holder Information
Not application
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 13(a) or 15(d) of the Exchange Act by means of press release issued on May 2, 2017.
B. The press release described above were disseminated by major newswire service Marketwired in the United States and submitted to the Commission under cover of a Form 6-K on May 2, 2017.  Additionally, the notice was filed with Canadian securities regulators under the Registrant's profile on SEDAR and was published on the Registrant's Internet Web site.

Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on (i) its Internet Web site: http://www.jetlines.ca and (ii) the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

PART III
Item 10. Exhibits
None.
Item 11. Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Canada Jetlines Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Canada Jetlines Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: May 2, 2017
A
CANADA JETLINES LTD.

By: /s/ Olen Aasen
Name: Olen Aasen Title: Vice President, Legal & Corporate Secretary